Exhibit (a)(12)

FOR IMMEDIATE RELEASE

ESSEX RENTAL CORP. ANNOUNCES EXTENSION OF AND
AMENDMENT TO CASHLESS EXERCISE WARRANT OFFER

BUFFALO GROVE, IL – June 11, 2010 – Essex Rental Corp. (Nasdaq: ESSX; ESSXW; ESSXU) ("Essex") today announced that it has further extended and amended its offer to all warrant holders to exercise their warrants on a cashless basis for a limited period of time by exchanging warrants for shares of common stock.  The amended offer provides warrant holders with the opportunity to exercise their warrants on a cashless basis by tendering three warrants in exchange for one share of the Company’s common stock prior to the expiration date for the offer, which is now scheduled to expire at 5:00 p.m. New York City time, on Tuesday, June 29, 2010, unless further extended.  The maximum number of warrants that will be accepted for exercise on a cashless basis pursuant to the offer will continue to be 8,000,000 warrants.

The offer was previously scheduled to expire on June 10, 2010 at 5:00 p.m., New York City time, and provided warrant holders with the opportunity to exercise their warrants on a cashless basis by exchanging seven warrants for two shares of the Company’s common stock.

As of the amended expiration time of the offer, the Company had received tenders of 2,030,441 warrants, including warrants owned by officers and directors of Essex who are required to participate in the offer on a pro rata basis.  Holders who have already tendered their warrants need not re-tender their warrants to receive common stock on the revised terms in this enhanced offer.  They may still withdraw their tenders in accordance with the terms and conditions of the amended offer.

In addition, the Company has received a commitment from one warrant holder, who did not participate in the offer prior to the previously scheduled expiration date, to participate in the offer under the revised terms summarized above and to tender approximately 1,500,000 warrants in exchange for approximately 500,000 common shares, based on the new rate of exchange of three warrants for one share of common stock.  If the offer is oversubscribed because more than 8,000,000 warrants are tendered, the Company will accept warrants on a pro rata basis in accordance with the May 10, 2010 Offer Letter (the "Offer Letter"), as amended and supplemented, and the related Letter of Transmittal, as amended.

During the period of the offer, warrant holders may also continue to exercise their warrants for the $5.00 cash exercise price in accordance with the original terms of the warrants.  The warrants expire on March 4, 2011.

This press release itself is not intended to constitute an offer or solicitation to buy or exchange securities of Essex. An offer to permit warrant holders to tender their warrants in exchange for common stock will be made only pursuant to the Offer Letter and the Supplement to Offer Letter and related Amended and Restated Letter of Transmittal that the Company intends to distribute to its warrant holders and file with the Securities and Exchange Commission ("SEC").    These documents will contain important information about the offer and warrant holders are urged to read them carefully when they become available.  These documents, when they are filed with the SEC, and other documents relating to the Company, may be obtained, free of charge, at the SEC's website at www.sec.gov, or from the Information Agent for the offer.  All warrant holders will receive additional tender materials through the mail within several business days of this release.

About Essex Rental Corp.
Headquartered outside of Chicago, Essex, through its subsidiary, Essex Crane Rental Corp., is one of North America's largest providers of lattice-boom crawler crane and attachment rental services.  With over 350 cranes and attachments in its fleet, Essex supplies cranes for construction projects related to power generation, petro-chemical, refineries, water treatment and purification, bridges, highways, hospitals, shipbuilding, offshore oil fabrication and industrial plants, and commercial construction.

Some of the statements in this press release and other written and oral statements made from time to time by the Company and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent and belief or current expectations of Essex and its management team and may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "should", "seek", the negative of these terms or other comparable terminology.  Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements.  Important factors that could cause actual results to differ materially from Essex’s expectations include, without limitation, the continued ability of Essex to successfully execute its business plan, the possibility of a change in demand for the products and services that Essex provides (through its subsidiary, Essex Crane), intense competition which may require us to lower prices or offer more favorable terms of sale, our reliance on third party suppliers, our indebtedness which could limit our operational and financial flexibility, global economic factors including interest rates, general economic conditions, geopolitical events and regulatory changes, our dependence on our management team and key personnel, as well as other relevant risks detailed in our Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission and available on our website, www.essexcrane.com.  The factors listed here are not exhaustive.  Many of these uncertainties and risks are difficult to predict and beyond management’s control.  Forward-looking statements are not guarantees of future performance, results or events.  Essex assumes no obligation to update or supplement forward-looking information in this press release whether to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results or financial conditions, or otherwise.

CONTACT:	-OR-	INVESTOR RELATIONS:
Essex Rental Corp.		The Equity Group Inc.
Martin Kroll		Melissa Dixon
Chief Financial Officer		Senior Account Executive
(847) 215-6502 / mkroll@essexcrane.com		(212) 836-9613 / mdixon@equityny.com
Devin Sullivan
Senior Vice President
(212) 836-9608 / dsullivan@equityny.com